------------------ www.electrovaya.com

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2023

MAY 4, 2023

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

● Introduction

Management's discussion and analysis ("MD&A") provides our viewpoint on our Company, performance and strategy. "We," "us," "our," "Company" and "Electrovaya" include Electrovaya Inc. and its wholly-owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on May 4, 2023 and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the quarters ending March 31, 2023 and 2022, and should be read in conjunction with our consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company's consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards ("IFRS"). Additional information about the Company, including Electrovaya's current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com.

2 | Page

● Forward-looking statements

This MD&A contains forward-looking statements including statements with respect to the future revenue, customer demand and order flow,, other factors impacting revenue, and EBITDA (as defined herein), resolutions of supply chain issues resulting in increasing production and deliveries in the second half of fiscal year 2023, increasingly predictable sales patterns from customers as customers become more comfortable with the Company's products, the competitive position of the Company's products, global trends in technology supply chains, the Company's strategic objectives and financial plans, including the operations and strategic direction of Electrovaya Labs, the Company's products, including E-bus and electric lift truck applications and the potential for revenue from new applications (including the e-bus market), cost implications, continually increasing the Company's intellectual property portfolio, additional capital raising activities, the adequacy of financial resources to continue as a going concern, and also with respect to the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally. Forward-looking statements can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negatives thereof) and words and expressions of similar import. Readers and investors should note that any announced estimated and forecasted orders and volumes provided by customers and potential customers to Electrovaya also constitute forward-looking information and Electrovaya does not have (a) knowledge of the material factors or assumptions used by the customers or potential customers to develop the estimates or forecasts or as to their reliability and (b) the ability to monitor the performance of the business its existing and potential customers in order to confirm that the forecasts and estimates initially represented by them to Electrovaya remain valid. If such forecasts and estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the outcome of such statements involve and are dependent on risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Material assumptions used to develop forward-looking information in this MD&A include, among other things, that current customers will continue to make and increase orders for the Company's products; that the Company's alternate supply chain or supply chain resolutions will be adequate to replace or support material supply and manufacturing; that the Company's products will remain competitive with currently-available alternatives in the market; that the alternative energy market will continue to grow and the impact of that market on the Company; the purchase orders actually placed by customers of Electrovaya; customers not terminating or renewing agreements; general business and economic conditions (including but not limited to currency rates and creditworthiness of customers); the Company's liquidity and capital resources, including the availability of additional capital resources to fund its activities; the Company's ability to consolidate its shares in contemplation of listing on NASDAQ; the Company's application and ability to list its common shares on NASDAQ; industry competition; changes in laws and regulations; legal and regulatory proceedings; the ability to adapt products and services to changes in markets; the ability to retain existing customers and attract new ones; the ability to attract and retain key executives and key employees; the granting of additional intellectual property protection; and the ability to execute strategic plans. Information about risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found herein under the heading "Qualitative and Quantitative Disclosures About Risks and Uncertainties", in the Company's Annual Information Form ("AIF") for the year ended September 30, 2022 under the heading "Risk Factors", and in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

3 | Page

Revenue forecasts herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between actual and forecasted results, and the differences may be material. The inclusion of the FOFI in this MD&A should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

231283.00001/106622659.1

4 | Page

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1. OUR BUSINESS

Electrovaya Inc. designs, develops and manufactures directly or through out-sourced manufacturing lithium ion cells, battery management systems and battery systems for heavy duty vehicular and stationary energy storage applications. Currently, the majority of the Company's battery products are utilized in the material handling industry for Material Handling Electric Vehicles ("MHEV"). Our main businesses include:

(a) lithium ion battery systems to power MHEV including fork-lifts as well as accessories such as battery chargers to charge the batteries;

(b) lithium ion batteries for other transportation applications;

(c) products for stationary energy storage applications; and,

(d) energy services, battery analytics and data services

The Company currently operates out of two facilities in Mississauga, Ontario and recently purchased a manufacturing site in Jamestown, New York. For further information, see "Liquidity and Capital Resources".

The Company continues to place a high degree of emphasis on research and development which has resulted in a strong and growing intellectual property portfolio. Electrovaya currently conducts its battery system engineering activities at its 6688 Kitimat Rd location in Mississauga and chemistry and solid state battery research and development activities at its Sheridan Park location. The Kitimat location is also utilized for battery system assembly in addition to some research and development activities.

Electrovaya has a team of mechanical, electrical, electronic, battery, electrochemical, materials and system engineers able to give clients a "complete solution" for their energy and power requirements.

Management believes that our battery and battery systems contain a unique combination of characteristics that enable us to offer battery solutions that are competitive with currently available advanced lithium ion and non-lithium ion battery technologies. These characteristics include:

● Scalability and pouch cell geometry: We believe that large-format pouched prismatic (flat) cells represent the best long-term battery technology for use in large electro-motive and energy storage systems.

● Safety: We believe our batteries provide a high level of safety in a lithium ion battery. Safety in lithium ion batteries is becoming an important performance factor and Original Equipment Manufacturers ("OEMs") and users of lithium ion batteries prefer to have the highest level of safety possible in lithium ion batteries.

5 | Page

● Cycle-life: Our cells are in the forefront of battery manufacturers with respect to cycle-life, with excellent rate capabilities. Both internal and third party testing have demonstrated exceptional cycle life performance. Higher cycle-life is of importance in many intensive applications of lithium ion batteries including but not limited to material handling, buses, trucks and energy storage applications. .

● Energy and Power: Our batteries provide an industry leading combination of energy and power.

● Battery Management System: Our Battery Management System ("BMS") provides excellent control and monitoring of the battery with advanced features as well as communication to many chargers, electric vehicles and other devices.

2. OUR STRATEGY

We have developed a series of products which focus on maximising the cycle-life of the battery such that mission critical and intensive use applications would be interested in such long life batteries while giving appropriate energy and power. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for discerning users. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. The battery systems we have developed are focused on mission critical applications, where the battery has to be used for long durations and could be charged and discharged several times a day. Electrovaya is focused on leveraging its technology based competitive advantages, especially those associated with long cycle life and improved safety, while also striving for continuous improvements.

Our goal is to utilize our battery and systems technology to develop and commercialize mass-production levels of battery systems for our targeted end markets.

To achieve these strategic objectives, we intend to:

● Establish global strategic relationships in order to broaden the market potential of our products and services;

● Develop and commercialize leading-edge technology for the stationary grid, zero-emission vehicle, as well as partnering with key large organizations to bring them to market;

● Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

6 | Page

● Focus on intensive use and mission critical applications such as the logistics and e-commerce industry, automated guided vehicles, electric buses, energy storage and other applications with similar usage cases.

3. RECENT DEVELOPMENTS

3.1 Business Highlights and 2023 Outlook

Business Highlights - Q1 and Q2 FY2023:

On October 3, 2022, the Company announced that it has selected New York State as the location for its first U.S. gigafactory ("the Gigafactory"), for the production of cells and batteries. The Company will set up operations at a 137,000 square foot plant on a 52-acre campus near Jamestown, NY. The Company is developing the Gigafactory due to rising demand for its lithium-ion batteries, which provide superior safety and longevity in demanding applications for e-forklifts, e-trucks, e-robots, e-buses and more. Empire State Development (ESD) is assisting the project by providing up to $4 million of tax credits through the performance-based Excelsior Jobs Program, and $2.5 million of funding through the Regional Council Capital Fund Program. The Gigafactory will be located in a former electronics manufacturing facility and is expected to create approximately 250 new jobs, with expected production of more than one GWh of battery and energy storage systems over the next five years. The Company will also be eligible for other New York State funds, as well as U.S. federal funding from various agencies and programs. In July, the New York Power Authority Board of Trustees approved an allocation of more than 1.5 megawatts of low-cost hydropower under the Power Authority's Industrial Economic Development program to meet the increased electric load resulting from the Gigafactory. The final capital cost of the facility is estimated at approximately $75 million, and it is expected to open in phases starting late 2023.

On November 9, 2022, the Company completed a private placement with existing institutional investors, new institutional investors and insiders, (the "Offering") of 17,543,402 units ("Units") at a price of $0.8461 per Unit for aggregate gross proceeds of approximately C$14.8 million. Each Unit comprises one common share of the Company (a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share at a price of C$1.06 until November 9, 2025, subject to adjustment in accordance with the terms and conditions of the Warrants. The Company covenanted with the purchasers of Units to undertake best efforts to list on NASDAQ by April 30, 2023, failing which the exercise price of the Warrants would be adjusted to C$0.94 per Common Share after that date, subject to adjustment in accordance with the terms and conditions of the Warrants. proceeds of the Offering were used for working capital to service purchase orders, for general corporate purposes, Jamestown startup costs, for debt repayment and restructuring.

On April 30, 2023, the Company entered into an agreement with the purchasers of the private placement in November 2022, to extend the deadline for adjusting the price of the Warrants from April 30, 2023 to June 9, 2023. The extension remains subject to the approval of the Toronto Stock Exchange, which the Company expects will be granted as the price will not change to a price that was not permitted at the time the Warrants were issued. All other terms and conditions remained unchanged.

7 | Page

On December 29, 2022, the Company announced that it had amended its loan agreement with its lender to extend the current term by six months with the option of a further six months under the same terms. The fees for the six month extension are 0.5% of the facility and were paid in shares. The Company also announced that it had repaid and closed its C$6 million promissory note with the same lender.

On February 9, 2023, the Company announced the receipt of a battery purchase order through its OEM sales channel valued at approximately $3.4 million. The batteries will be used by a leading Fortune 100 retailer to power Material Handling Electric Vehicles in the United States. Delivery will be made during the 2023 fiscal year.

On March 6, 2023, the Company announced the receipt of a battery purchase order through its OEM sales channel valued at approximately $14 million. The batteries will be used by a leading Fortune 500 company in the United States.

On March 27, 2023, the Company announced that all of the resolutions that shareholders were asked to consider at its 2023 Annual and Special Meeting held on March 24th, 2023 in Toronto, Ontario, were approved. The five directors named in the management information circular of the Company, being Dr. Sankar Das Gupta, Dr. Raj Das Gupta, Dr. James Jacobs, Dr. Carolyn Hansson and Mr. Kartick Kumar, were each elected as directors by over 98% of the votes cast. Goodman & Associates LLP were re-appointed as auditors of the Company. A special resolution to approve the consolidation of the Common Shares at the board's discretion at a ratio of up to 5:1 was passed with 98.92% in favour.

On April 3, 2023, the Company announced that it had closed the previously announced purchase of its planned manufacturing site in Jamestown, New York as of March 31 2023. The site includes 52 acres of land, including a building previously utilized for the manufacturing of electronic components.

The purchase price was paid by way of a $1.05 million promissory note payable to the members of Sustainable Energy Jamestown LLC with a term of 365 days bearing interest at 7.5% per annum payable at maturity and the assumption of a $4.4 million vendor promissory note ("VPN") issued on July 1, 2022 with a 2 year term bearing interest at 2% per annum and secured against the property. At the time of the transaction, the balance of the VPN was $3.95 million with a payment due on maturity of $2.4 million. As part of the security interests granted to the Company's existing lender for its consent to the transaction, Dr. Sankar Das Gupta pledged 7,000,000 Common Shares of the Company.

On April 18, 2023, the Company announced that its batteries demonstrated industry-leading cycle life in third-party testing. The batteries completed more than 9,000 charge/discharge cycles using aggressive vehicle duty cycles in cell testing at DNV's BEST Test Center battery lab in Rochester , NY, while retaining approximately 87% of their initial capacity. This extrapolates to about 14,000 projected cycles until cells reach 80% of their initial capacity, which is defined as end of life for the cells. The testing has been ongoing on multiple large format 44Ah cells at a variety of charge/discharge rates and temperatures for more than three years.

8 | Page

Positive Financial Outlook:

The Company anticipates revenue of approximately $42 million for the fiscal year ending September 30, 2023 ("FY 2023"), more than double the revenue total of $19.8 million in FY 2022. The revenue is anticipated to be generated primarily from sales of battery systems for commercial electric vehicles, mainly material handling battery systems.

The revenue forecast takes into consideration the Company's existing purchase order backlog, anticipated pipeline from existing customers and additional demand from its OEM Strategic Supply Agreement, which includes an exclusivity provision, pursuant to which the OEM must make annual purchases in the minimum amount of $15 million in order to maintain exclusivity. This annual period commenced on January 1, 2023. Given the sales initiatives underway with the OEM, management anticipates exceeding this minimum purchase level and has accordingly included it in the revenue forecast of $42 million for FY 2023.

4. SELECTED QUARTERLY FINANCIAL INFORMATION

4 .1 OPERATING SEGMENTS

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

4 .2 Quarterly Financial Results

Our Q2 2023 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the IASB and accounting policies we adopted in accordance with IFRS. The Q2 2023 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present our financial position fairly as at March 31, 2023 and the financial performance, comprehensive income and cash flows for the six months ended March 31, 2023.

9 | Page

Results of Operations

(Expressed in thousands of U.S. dollars)

Revenue

Revenue in the quarter increased to $10.5 million, compared to $4.3 million for the quarter ended March 31, 2022, an increase of $6.1 million or 144%. The 144% increase in year-over-year revenue was due to increased order and production volume.

Revenue was predominantly from the sale of batteries and battery systems for MHEVs. Batteries and battery systems accounted for $10.2 million or 97% of revenue for Q2 2023 and $3.9 million or 90% for Q2 2022. Sale of engineering services, research grants, and other sources of revenue, including Government assistance, accounted for the remaining $0.2 million or 3% in Q2 2023 and $0.4 million or 20% in Q2 2022.

For the quarter ended March 31, 2023 revenue attributable to the United States accounted for $10.0 million 96% of total revenue while revenue attributed to Canada and other countries accounted for the remaining $0.4 million or 4%. For the quarter ended March 31, 2022 revenue attributable to the United States accounted for $4.2 million or 99%.

10 | Page

Direct Manufacturing Costs (variable costs) and Gross Margin

Direct manufacturing costs are comprised of materials, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin increased to $2.7 million, compared to $1.1 million for the quarter ended March 31, 2022, an increase of $1.6 million or 147%. The gross margin percentage was 26% for the quarter ended March 31, 2023, compared to 25% in the prior year. Our margin varies from period to period due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement. In the current fiscal year we have seen some significant increases in prices due to inflationary pressures. The company has offset this by increasing sales prices and continues to work to improve gross margins going forward.

Operating Expenses

Operating expenses include:

● Research and Development ("R&D") Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;

● Government Assistance The company applied for and received funding from the Industrial Research Assistance Program during the year;

● Sales and Marketing Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya's product lines;

● General and Administrative General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company's corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;

● Stock based compensation Recognizes the value based on Black-Scholes option pricing model of stock based compensation expensed over the relevant vesting period;

● Financing costs Financing costs includes the cost of debt, equity or other financing. This includes cash and non-cash interest, legal costs of financing, commissions and fees; and,

● Patent and trademark costs Patent and trademark expense recognizes the cost of maintaining the Company's patent and trademark portfolio.

Total operating expenses decreased to $2.5 million compared to $3.0 million for the quarters ended March 31, 2023 and 2022 respectively, an decrease of $0.6 million or 18%. Within the quarter, R&D expenses decreased by $0.3 million. Other significant movements include $0.1 million decrease in general and administrative costs, $0.2 million decrease in finance costs and a $0.1 million increase in sales and marketing expenses.

11 | Page

Net Profit/(Loss)

The net profit for the quarter ended March 31, 2023 was $0.2 million compared to a net loss of $2.2 million for the quarter ended March 31, 2022, an increase of $2.4 million.

Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as loss from operations, plus finance costs, stock-based compensation costs and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Adjusted EBITDA1 increased by $1.9 million primarily due to the significant increase in revenue of $6.2 million and the decrease in operating expenses of $0.6 million. Management is focused on achieving and maintaining positive Adjusted EBITDA1 trends in 2023 through an increase in sales, improving the gross margin and controlling cost of operations.

Adjusted EBITDA1 is expected to improve primarily through increased sales, maintaining gross margin percentage and controlling operating expenses. We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

12 | Page

4.3 Summary Operating Results - Six Months Ended March 31, 2023 & 2022

Revenue was $18.2 million and $5.5 million for the six months ended March 31, 2023 and 2022. It is anticipated that sales will continue to grow in the second half of 2023 as production is ramped up to meet existing demand. The first half of fiscal year 2023 has been a record for the Company although we have continued to experience some supply chain issues which slowed production. These issues are currently being resolved which will permit increasing production and deliveries in the second half of 2023.

The gross margin decreased to 25% from 26% for the comparable period in the prior year. Management is working to increase the gross margin but is faced with a number of factors including product mix, historical pricing on current sales, higher material cost, increased shipping costs and delays and foreign exchange movement.

Operating expenses increased by $2.3 million or 43% in the six months ended March 31, 2022 to the six months ended March 31, 2023, primarily due to the one off finance costs in fiscal Q1 2023 of $2.1 million. Other than this, operating expenses have increased by $0.2 million, the largest driver of this being sales and marketing and general and administrative expenses.

13 | Page

Quarterly Summary Financial Position and Cash Flow

Summary Financial Position

(Expressed in thousands of U.S. dollars)

Management is focused on continuing to improve the company's financial position through the prudent use of debt and equity but most importantly achieving a profitable position and strong working capital management.

Summary Cash Flow

(Expressed in thousands of U.S. dollars)

The Company ended March 31, 2023 with $0.6 million of cash as compared to $0.7 million at March 31, 2022. The company expects to continue to optimize its cash position in order to reduce interest charges relating to the revolver.

14 | Page

For the quarter ended March 31, 2023 the Company had cash used in operating activities of $4.5 million, as compared to $8.4 million for March 31, 2022. The company continues to utilise its revolving credit line to help fund purchase orders.

Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2023	$7,779	$10,459
2022	$1,250	$4,290	$4,305	$9,978
2021	$2,583	$2,927	$1,918	$4,156

Quarterly net profits/(losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2023	$(3,704)	$170
2022	$(2,155)	$(2,251)	$(1,461)	$(680)
2021	$(1,844)	$(1,866)	$(1,792)	$(2,032)

Quarterly net gains (losses) per common share from continued operations are as follows:

	Q1	Q2	Q3	Q4
2023	$(0.02)	$0.00
2022	$(0.01)	$(0.02)	$(0.01)	$(0.00)
2021	$(0.01)	$(0.02)	$(0.01)	$(0.01)

Quarterly Revenue and Seasonality

The Company has historically experienced seasonality in its business. In recent periods revenue has been relatively low in the fiscal first quarter, which the Company believes reflects material handling customers' preference to defer product delivery past the holiday season and into the New Year. This is due to an increasing e-commerce demand and the need to minimize changes or disruptions at high-volume distribution centers.

The lithium ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat long and "lumpy", or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders it is management's view that the sales will grow in a more predictable and consistent fashion.

15 | Page

5. LIQUIDITY AND CAPITAL RESOURCES

The Company ended the second quarter of its 2023 fiscal year on March 31, 2023, with $0.6 million of cash and had drawn $11.8 million of a working capital facility with a maximum availability of $11.8 million. The Company believes that the available liquidity of $0.6 million plus $8.1 million of accounts receivable and $5.1 million of inventory will provide adequate working capital to support its operating activities at the anticipated sales level for the 12 months ended September 30, 2023.

In November, 2022 the promissory note which was due to mature on December 21, 2022 was repaid in full. In December, 2022 the Company's revolving credit facility was extended for six months to June 31, 2023 with the option of a further six months. Key amendments included a reduction in the interest rate calculation of 1% with fees payable equal to 0.5% of the facility.

On April 3, 2023, the Company announced that it had closed the previously announced purchase of its planned manufacturing site in Jamestown, New York as of March 31 2023. The purchase price was paid by way of a $1.05 million promissory note payable to the members of Sustainable Energy Jamestown LLC with a term of 365 days bearing interest at 7.5% per annum payable at maturity and the assumption of a $4.4 million vendor promissory note ("VPN") issued on July 1, 2022 with a 2 year term bearing interest at 2% per annum and secured against the property. At the time of the transaction, the balance of the VPN was $3.95 million with a payment due on maturity of $2.4 million.

Given the Company's improved revenue levels, account receivable level, good relations with our supportive financial lender, strong relationship with our OEM partner, strong backlog and sales pipeline, and availability of $100 million shelf prospectus, we are confident in our ability to continue operations for at least twelve months.

At March 31, 2023, we had the following contractual obligations:

Year of Payment	Debt
Obligation	Repayment
2023	12,358
2024	3,506
2025	56
2026	56
2027 and thereafter	84
Total	$16,060

6. OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

16 | Page

	Common Shares
	Number	Amount
Balance, September 30, 2021	145,940,908	$102,498
Issuance of shares	306,122	234
Issuance of shares	65,000	29
Transfer from contributed surplus	-	25
Balance, December 31, 2021	146,312,030	102,786
Issuance of shares	493,826	320
Balance, March 31, 2022	146,805,856	103,106
Issuance of shares	230,769	115
Issuance of shares	84,746	40
Issuance of shares	6,666	3
Transfer from contributed surplus	-	2
Balance, June 30, 2022	147,128,037	103,266
Issuance of shares	58,823	39
Balance, September 30, 2022	147,186,860	$103,305
Issuance of shares	17,543,402	10,474
Issuance of shares	34,000	8
Issuance of shares	72,072	59
Transfer from contributed surplus	-	5
Balance, December 31, 2022	164,836,334	$111,732
Issuance of shares	26,000	14
Transfer from contributed surplus	-	10
Balance, March 31, 2023	164,862,334	$111,756

On March 27, 2023 at a Special Meeting of the Shareholders, a resolution was passed authorizing the amendment of the articles of the Corporation by consolidating the issued and outstanding common shares on the basis of one new common share for every 5 existing common shares (or such lower consolidation ratio as may be determined by the Board). Such consolidation would ultimately only become effective at a future date determined by the Board if the Board determined it was in the best interests of the Corporation to implement a consolidation. There is no assurance that the Board will decide to implement a share consolidation and the Common Shares may remain unconsolidated indefinitely, however, the Company has covenanted with certain institutional investors to use its best efforts to complete a listing of its Common Shares on the Nasdaq Capital Market by June 9th, 2023. The Company is in the process of applying to list on Nasdaq and it is expected a consolidation will be required to satisfy minimum price requirements for Nasdaq listing.

The following table reflects the quarterly stock option activities for the period from October 1, 2021 to March 31, 2023:

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2021	17,277,271	$0.45
Issued	100,000	$0.90
Cancelled or expired	(54,998)	$0.63
Exercised	(65,000)	$0.44
Outstanding, December 31, 2021 and March 31, 2022	17,257,273	$0.44
Issued	1,500,000	$0.44
Exercised	(6,666)	$0.51
Outstanding, June 30, 2022	18,750,607	$0.57
Cancelled or expired	(106,666)	$0.63
Outstanding, September 30, 2022	18,643,941	$0.46
Exercised	(34,000)	$0.21
Outstanding, December 31, 2022	18,609,941	$0.48
Exercised	(26,000)	$0.51
Cancelled or expired	(16,000)	$0.52
Outstanding, March 31, 2023	18,567,941	$0.48

17 | Page

On March 25, 2022 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 23,000,000 to 30,000,000.

The following table reflects the outstanding warrant and Broker Compensation Option activities for the period from October 1, 2020 to March 31, 2023:

Details of Share Warrants

	Number	Exercise
	Outstanding	Price
Outstanding, September 30, 2020	17,262,679
Exercised during the quarter ended December 31, 2020	(242,500)	$0.16
Exercised during the quarter ended December 31, 2020	(3,333,333)	$0.57
Outstanding, December 31, 2020	13,686,846
Exercised during the quarter ended March 31, 2021	(200,000)	$1.15
Exercised during the quarter ended March 31, 2021	(4,000,000)	$1.15
Exercised during the quarter ended March 31, 2021	(416,666)	$0.16
Issued during the quarter ended March 31, 2021	1,211,113	$1.39
Outstanding, March 31, 2021	10,281,293
Exercised during the quarter ended June 30, 2021	(1,565,833)	$0.16
Outstanding, June 30, 2021	8,715,460
Issued during the quarter ended September 30, 2021	1,459,615	$1.26
Outstanding, September 30, 2021 and September 30, 2022	10,175,075	$0.46
Issued during the quarter ended December 31, 2022	8,771,700	$0.78
Expired during the quarter ended December 31, 2022	(404,347)	$1.16
Outstanding, December 31, 2022	18,542,428	$0.60
Expired during the quarter ended March 31, 2023	(1,211,113)	$1.29
Outstanding, March 31, 2023	17,331,315	$0.55

Details of Compensation Options to Brokers

	Number Outstanding	Exercise Price
Outstanding, September 30, 2020 & December 31, 2020	322,304	$1.15
Exercised during the quarter ended March 31, 2021	(322,304)	$1.15
Issued during the quarter ended March 31, 2021	145,333	$1.39
Outstanding, March 31, 2021, June 30, 2021	145,333	$0.69
Issued during the quarter ended September 30, 2021	87,578
Outstanding, September 31, 2021, 2022 & December 31, 2022	232,911	$1.18
Expired during the quarter ended March 31, 2023	(145,333)	$1.29
Outstanding March 31, 2023	87,578	$0.99

18 | Page

As of March 31, 2023, the Company had 164,836,334 common shares outstanding, 18,571,941 options to purchase common shares outstanding, 87,578 compensation options outstanding and 17,331,315 warrants to purchase common shares outstanding.

7. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the quarter ended March 31, 2023.

8. RELATED PARTY TRANSACTIONS

Transactions with Chief Executive Officer and controlling shareholder of Electrovaya Inc.

Quarterly General Expenses

There is an outstanding payable balance of $18 relating to raising of capital on behalf of the Company, as at March 31, 2023 (2022-$18).

During the quarter ended March 31, 2023, the Company paid $37 (2022 - 36) to the Chief Financial Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the quarter ended March 31, 2023, the Company paid $46 (2022 - $46) to the Executive Chairman, who is also a controlling shareholder of the Company. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the quarter March 31, 2023, the Company paid $46 (2022 - Nil) to the Chief Executive Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

Personal Guarantees

The Chairman and controlling shareholder personally guaranteed the following short-term loans.

	March 31, 2023		September 30, 2022
	USD	CAD	USD	CAD

Shareholder guaranteed loan (Dec. 2017)	$-	$-	$364	$500
Shareholder guaranteed loan (June 2019)	-	-	218	300
	$-	$-	$582	$800

19 | Page

The Shareholder's guaranteed loans were repaid along with accrued interest on November 10, 2022.

	March 31,	September 30,
	2023	2022
Promissory Note	$1,022	$4,363

In March 2023, the Company purchased 100% of the membership interests in Sustainable Energy Jamestown LLC ('SEJ"), a New York incorporated limited liability company formerly controlled by majority shareholders of the Company. In return, the Company issued a promissory note for $1.05 million to the former members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. The Company maintains the ability to prepay the promissory note prior to the maturity date, but not before the Company has completed its planned NASDAQ listing.

In June 2020, as consideration for the significant personal risk involved in granting the Company's lenders personal guarantees and share pledges, the Company's independent directors approved the issuance to Dr. Das Gupta of 4,000,000 Common Shares at a price of $0.13 (Cdn $0.18), and 7,100,000 warrants to purchase Common Shares, each exercisable at a price of $0.13 (Cdn $0.18) until April 2, 2030 as consideration for the guarantees and pledges described above.

Electrovaya Labs - Facility Usage Agreement

In May 2021 Electrovaya entered a month to month Facility Usage Agreement for the use of space and allocated staff of a third party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, Electrovaya's Chairman and controlling shareholder, and which group includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of CDN $25,000 is now with a related party of Electrovaya.

In December 2022 the Facility Usage Agreement was renewed for a further 12 months on the same terms and conditions.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Corporation, a committee composed entirely of independent directors, the Board of Directors of the Corporation determined that it is advisable and in the best interests of the Corporation to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Corporation's shareholders.

20 | Page

Dr. Sankar Das Gupta was granted two million options which vest in two tranches of one million options each based on reaching specific target market capitalization thresholds.

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options based on reaching specific target market capitalization thresholds.

Acquisition of Sustainable Energy Jamestown LLC

In March 2023, the Company completed the acquisition of Sustainable Energy Jamestown ("SEJ"), a limited liability company controlled by the majority shareholders of the Company. The primary asset of SEJ is a building located at 1 Precision Way, Jamestown, NY. The purchase price was paid by way of a $1.05 million promissory note payable to the members of SEJ with a term of 365 days bearing interest at 7.5% per annum payable at maturity.

As part of the security interests granted to the Company's existing lender for its consent to the transaction, Dr. Sankar Das Gupta pledged 7,000,000 common shares of the Company.

9. CRITICAL ACCOUNTING ESTIMATES

The Company's management makes judgments in the process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company's financial information are reflected in Note 3 of the Company's September 30, 2022 consolidated financial statements.

10. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2015 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended September 30, 2022.

21 | Page

11. FINANCIAL AND OTHER INSTRUMENTS

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

12. DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2023.

13. INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

22 | Page

Management assessed the effectiveness of the Company's internal control over financial reporting on March 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, as of March 31, 2023, the Company's internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Company's internal control over financial reporting on March 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2022, has been audited by Goodman & Associates LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company's audited consolidated financial statements.

14. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders' equity and depends on the underlying profitability of the Company's operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's capital management objectives are:

● to ensure the Company's ability to continue as a going concern.

● to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

23 | Page

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the Promissory note, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Capital for the reporting periods under review is summarized as follows:

	March 31,	September
	2023	30, 2023
Total Equity (Deficiency)	$5,782	$(5,919)
Cash and cash equivalents	(553)	(626)
Equity (Deficiency)	5,229	(6,545)
Total Equity (Deficiency)	5,782	(5,919)
Promissory Note	1,022	4,363
Short-term loan	3,992	582
Working capital facilities	11,830	11,635
Other Long-term liabilities	2,519	2,629
Overall Financing	$25,145	$13,290
Capital to Overall financing Ratio	0.21	-0.49

Credit risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk for various financial instruments, for example, by granting loans and receivables to customers, placing deposits, etc. The Company's maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date, as summarized below:

	March 31,	September 30,
	2023	2022
Cash and cash equivalents	$553	$626
Trade and other receivables	8,179	6,309
Carrying amount	$8,732	$6,935

24 | Page

Cash and cash equivalents are comprised of the following:

	December 31,	September 30,
	2022	2022
Cash	$553	$626
Cash equivalents	-	-
	$553	$626

The Company's current portfolio consists of certain banker's acceptance and high interest yielding savings accounts deposits. The majority of cash and cash equivalents are held with financial institutions, each of which had at March 31, 2023 a rating of R-1 mid or above.

The Company manages its credit risk by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate as some receivables are falling into arrears. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the Revolver are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has floating and fixed interest-bearing debt ranging from prime plus 7% to 24%. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

25 | Page

Foreign currency risk

The Company is exposed to foreign currency risk. The Company's functional currency is the Canadian dollar and a majority of its revenue is derived in US dollars. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at March 31, 2023 was $168 (December 31, 2022 - $3).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain by $143 (December 31, 2022 - $192).

Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

Disclosure control risks

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures ("DC&P"), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

Internal control risks

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting ("ICFR"), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results.

26 | Page

Based on the evaluation of the design and operating effectiveness of the Company's ICFR, the CEO and CFO concluded that the company's ICFR was effective as at March 31, 2023.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant. Control deficiencies have been identified within the Company's accounting and finance departments and its financial information systems over segregation of duties and user access respectively. Specifically, certain duties within the accounting and finance departments were not properly segregated due to the small number of individuals employed in these areas. To our knowledge, none of the control deficiencies has resulted in a misstatement to the financial statements. However, these deficiencies may be considered a material weakness resulting in a more-than remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected.

As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company's condensed interim unaudited financial statements by the Company's auditors and daily oversight by the senior management of the Company.

15. COVID-19 BASED RISKS

The ongoing global COVID-19 pandemic has created a number of risks in Electrovaya's business, not all of which may be quantifiable to or immediately identifiable by the Company. The Company believes the impact of the virus on the Company's operations and workforce was significantly mitigated as the Company was exempt from government lockdown orders, as manufacturing was generally deemed an essential service in Ontario and the Company continued to operate throughout the pandemic.

Day-to-day operations have not to date been negatively impacted by COVID mitigation measures and the Company does not foresee significant disruption from any ongoing COVID mitigation measures as such measures are increasingly scaled back province wide.

The virus disrupted the Company's global supply chain, as lockdowns in many countries affected some of its suppliers' ability to produce needed components. These supply constraints and increases in shipping costs may have resulted, and may still result, in increased component costs to the Company. At the beginning of the outbreak, some of the Company's component suppliers from Asia, Europe and North America faced difficulties in supplying production components on time, due to material availability and transport restrictions. To mitigate these effects, the Company changed its purchasing patterns to purchase critical components in greater amounts and prior to their need, instituted risk purchasing policies, and sought out and developed multiple alternative sources and suppliers. The Company believes these mitigation strategies have been effective to date, and critical components including microprocessor chips, electrical and electronic components, steel parts and other items have been made available on time to the Company's production team, however the Company experienced marginal inflation of production costs.

27 | Page

Costs related to COVID-19 and potential revenue reduction as a result were mitigated through certain government assistance programs, described in the financial statements for the year ended September 30, 2022.

Electrovaya currently depends on a relatively small number of significant customers for a large percentage of its overall revenue. Its customers include end users of material handling electric vehicles (primarily forklifts) who purchase its battery products through the Company's direct sales channel, and the customer base has more recently expanded to include forklift manufacturers who distribute Electrovaya's products to their own customers through the manufacturer's distribution channels under the manufacturer's brand. COVID-19 has had and may continue to have unanticipated consequences on the Company's business, overall revenue, and the timing for revenue as a result of effects on the Company's customers, as delivery schedules under supply agreements with manufacturers have been subject to a high degree of variability as compared to the parties' negotiated intentions. In particular, global supply chain effects, particularly for semiconductors, a key components of forklifts, has resulted in an inability on the part of the Company's forklift manufacturing customers to obtain necessary components for their manufacturing operations and therefore disrupted their ability to deliver their products to customers, and in turn disrupted expected ordering patterns and volumes of the Company's batteries for sales through the manufacturer's channels. This effect was not foreseeable at the time of negotiating the supply agreement, and Electrovaya depends on communications from its customers to understand external impacts on their ordering patterns, which either may not be apparent to the customer or not shared with the Company. The Company is in contact with its customers to optimize purchasing patterns under the supply relationships and understand the pressures its customers face to mitigate these effects and create more predictable revenue patterns.

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading "Risk Factors" in the Company's AIF for the year ended September 30, 2022.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2022, is available on SEDAR.

28 | Page